UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)    ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Royal Bank of Canada
(Name of Subject Company)
Not Applicable
(Translation of Subject Company’s Name into English (if applicable))
Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Royal Bank of Canada
(Name of Person(s) Furnishing Form)
Common Shares of Royal Bank of Canada
(Title of Class of Subject Securities)
Not Applicable
(CUSIP Number of Class of Securities (if applicable))
Royal Bank of Canada
200 Bay Street, 8th Floor, North Tower
Royal Bank Plaza
Toronto, Ontario M5J 2J5
Attention: General Counsel
Facsimile: (416) 974-5151
with a copy to:
Sullivan & Cromwell LLP
125 Broad St.
New York, New York
10004-2498
Attention: Donald R. Crawshaw
Telephone: 212-558-4000
Facsimile: 212-558-3588
(Name, Address (including zip code) and Telephone Number (including area code)of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
February 22, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITIES HOLDERS
Item 1.     Home Jurisdiction Documents
(a)	The following documents are attached as exhibits to this Form CB:
(1)	Press Release: RBTT / RBC working towards a June Closing.
(b)	Not applicable.
Item 2.     Informational Legends
Notice to United States Residents
     Following the completion of the amalgamation, there will be an issuance of common shares of RBC, which is a non-U.S. company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the circular have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
     Royal Bank of Canada has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on February 22, 2008.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Michael Detje
(Signature)
Michael Detje, Vice-President
(Name and Title)
5/14/08
(Date)
/s/ Nancy Santini
(Signature)
Nancy Santini, Assistant Corporate Secretary
(Name and Title)
5/14/08
(Date)

Exhibit Index

Exhibit Number	Description
(1)	Press Release: RBTT / RBC working towards a June Closing.

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